UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

VITA FOOD PRODUCTS, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

928450105

(CUSIP Number)

Stephen D. Rubin

c/o Vita Food Products, Inc.

2222 West Lake Street

Chicago, Illinois  60612

(312) 738-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928450105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen D. Rubin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,609,842

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,609,842

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,609,842

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement relates to shares of common stock, $0.01 par value per share (the “Common Stock”), of Vita Food Products, Inc. (the “Company”).  The address of the Company’s principal executive office is 2222 West Lake Street, Chicago, IL 60612.

Item 2.	Identity and Background

(a) - (c)  This Statement is being filed by Stephen D. Rubin (the “Reporting Person”).  The business address of the Reporting Person is c/o Vita Food Products, Inc., 2222 West Lake Street, Chicago, IL 60612.  The Reporting Person is President and Chairman of the Board of the Company.

(d) - (e)  During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person purchased the vast majority of his shares for $125,000 at the time of the acquisition of the business through a private transaction in March of 1982 and has subsequently acquired a small number of additional shares on the open market. In addition, Mr. Rubin has gifted shares of the Company’s common stock to family members, resulting in 1,194,842 shares as of the date of this filing.  All of such purchases were made using the Reporting Person’s personal funds.

On December 11, 2002, the Company granted stock options to the Reporting Person to purchase an aggregate of 15,000 shares of the Company's Common Stock at an exercise price of $4.43 per share.  The options vested in increments of 3,000 shares on December 11, 2003, 2004, 2005, 2006 and 2007. On December 29, 2005, the Company's Board of Directors accelerated the vesting of the options such that they became fully exercisable.

Effective March 20, 2006, the Reporting Person purchased an aggregate of $500,000 in units (the “Units”) pursuant to two Subscription Agreements (the “Subscription Agreements”) with the Company dated as of February 16, 2006.  The Units, which were purchased with the Reporting Person’s personal funds, consisted of an aggregate of 200,000 shares of Common Stock, three-year warrants to purchase 100,000 shares of Common Stock at a price of $5.00 per share and five-year warrants to purchase an additional 100,000 shares of Common Stock at a price of $7.50 per share.  The proceeds of this purchase are intended by the Reporting Person to be used by the Company to reduce debt, increase working capital and allow the Company to consider potential expansion, including through acquisitions.

Item 4.	Purpose of Transaction
The Reporting Person purchased his shares of Common Stock for investment purposes and with a view to making a profit.  On the date of the Subscription Agreements, the Company entered into additional subscription agreements on substantially similar terms to the Reporting Person’s Subscription Agreements with respect to additional investments in the Company totaling $2,500,000.  In connection with these agreements, the Board of Directors of the Company approved the establishment of a new Office of the Chief Executive to be held by the Reporting Person together with Terry W. Hess, currently the President of the Company's wholly owned subsidiary and a director of the Company, and Clifford K. Bolen, currently the Chief Operating Officer and Chief Financial Officer of the Company.

Except as described above in this Item 4, the Reporting Person has no plans or proposals which would relate to or result in:

(a)           The acquisition of additional securities of the Company, or the disposition of securities of the Company or its subsidiary;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or its subsidiary;

(c)           A sale or transfer of a material amount of assets of the Company or its subsidiary;

(d)           Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Company;

(f)            Any other material change in the Company’s business or corporate structure;

(g)           Changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)           Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to those enumerated above.

Any future decision of the Reporting Person to take any such actions with respect to the Company or its securities will take into account various factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant.

Item 5.	Interest in Securities of the Issuer

(a) - (b)  The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 1,609,842 shares of the Company’s Common Stock, which represents approximately 31.6% of the issued and outstanding shares of Common Stock.  The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 4,872,822 shares outstanding, which is the total number of shares outstanding on March 20, 2006. The Reporting Person does not have shared voting or dispositive power with respect to any shares of Common Stock.

(c)           The Reporting Person did not purchase any of the shares of Common Stock described in this Schedule 13D within the past 60 days with the exception of the shares acquired pursuant to the Subscription Agreements as described in Item 3 above.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s Common Stock owned by the Reporting Person.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits

Subscription Agreement, dated as of February 16, 2006, between the Company and the Reporting Person.

Subscription Agreement, dated as of February 16, 2006, between the Company and the Reporting Person.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2006
Date
/s/ Stephen D. Rubin
Signature
Stephen D. Rubin
Name/Title

EXHIBIT INDEX

Exhibit No.	Document

1.

Subscription Agreement, dated as of February 16, 2006, between Vita Food Products, Inc. and Stephen D. Rubin (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K of Vita Food Products, Inc. filed with the Securities and Exchange Commission on February 22, 2006).

2.

Subscription Agreement, dated as of February 16, 2006, between Vita Food Products, Inc. and Stephen D. Rubin (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K of Vita Food Products, Inc. filed with the Securities and Exchange Commission on February 22, 2006).